March 11, 2009

FILED AS EDGAR CORRESPONDENCE

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Dividend Focus Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC comments received via a telephone call on October 14, 2008 relating to the Fund’s Post-Effective Amendment No. 67 on Form N-1A, filed on August 19, 2008.

1.	Comment: Given the term “yield” in the Series’ name, please add disclosure to the section entitled “Principal Investment Strategies” about income or yield being part of the Series’ investment strategy.

Response: As discussed with the Staff, we have changed the name of the Series to the “Dividend Focus Series,” and we revised the “Principal Investment Strategies” section to disclose that the Series will invest at least 80% of its assets in dividend-paying common stocks. The Series’ investment goal and principal investment strategies remain unchanged. Further, the investment advisor continues to seek to identify stocks of companies with high free cash flow, dividend yields equal to or exceeding the dividend yield of the broad equity market, and not having a high probability of experiencing financial distress when selecting securities for the Series.

2.	Comment: Please explain the “forward looking indicator” referred to in the third bullet in the “Principal Investment Strategies” section.

Response: We have revised the disclosure in that section to more fully describe this indicator.

3.	Comment: In the section entitled “Principal Risks of Investing in the Series”, please move the sentence “You could lose money on your investment…” to a separate paragraph.

Response: We have moved this sentence to a separate paragraph.

4.	Comment: In footnote 3 to the fee table, the fee waiver needs to be in effect for at least six months from the effective date of the post effective amendment.

Response: The final terms of the fee waiver were not available at the time of the Fund’s filing of PEA No. 67. The terms of the fee waiver have since been finalized and this information has been included in the final version of the Series’ prospectus. The fee waiver will be in effect until at least February 28, 2010, more than twelve months from the effective date of the prospectus.

5.	Comment: The section entitled “More About Principal Investments” section under “Equity Securities” states that the Series may invest in OTC common stocks. Please add corresponding disclosure to the Risk/Return summary also.

Response: Upon review, we do not believe OTC common stocks will constitute a principal investment strategy of the Series. Accordingly, we removed the reference to OTC common stocks in this section.

6.	Comment: In the portfolio manager table, please clarify which two managers are on the Research Team for the Series.

Response: The disclosure identifying which members of the portfolio management team serve of the Series Research Team has been moved to a separate line to improve clarity.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Chief Compliance Officer

cc:	Patricia Williams, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, Inc.